Filed Pursuant to Rule 424(b)(3)

Registration No. 333-158478

GLOBAL INCOME TRUST, INC.

STICKER SUPPLEMENT DATED JULY 26, 2012

TO PROSPECTUS DATED APRIL 27, 2012

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated April 27, 2012 and the sticker supplement dated June 18, 2012. Capitalized terms used in this sticker supplement have the same meaning as in the prospectus unless otherwise defined herein. The terms “we,” “our,” “us” “Company” and “Global Income Trust” include Global Income Trust, Inc. and its subsidiaries.

This information is presented as of July 18, 2012.

RECENT DEVELOPMENTS

Pending Acquisition

Industrial Building, Jacksonville, Florida. We intend to acquire, through a wholly owned subsidiary, a Class A bulk industrial building totaling 817,680 square feet located on a 53 acre site within the 1,500 acre Imeson International Industrial Park in Jacksonville, Florida (the “Jacksonville Property”), and includes 166 parking spaces. The building, which is 100% leased through February 2018 to Samsonite, LLC, a subsidiary of Samsonite International, S.A., the world’s largest travel luggage company (“Samsonite”), currently serves as Samsonite’s primary distribution center in North America. The Jacksonville Property was constructed in 2008 and is centrally located within 1.2 miles of Interstate 95 with direct access to Jacksonville Port Authority and Jacksonville International Airport. We believe the Jacksonville Property is suitable and adequate for its intended use.

In connection with the Jacksonville Property, we entered into a purchase and sale agreement with the seller, Imeson West I, LLC, a non-related Florida limited liability company, effective May 29, 2012 (the “Purchase and Sale Agreement”), subject to various contingencies. As a result of certain contingencies being met, including completion of due diligence on July 18, 2012, we deem the acquisition as probable. However, our obligation to close the acquisition is subject to the mortgagee’s approval of our assumption of the existing mortgage on the property.

The purchase price for the Jacksonville Property is $42.5 million. We expect to fund over 60% of the purchase price by our assumption of the existing loan on the property, and we are currently negotiating assumption terms with the mortgagee. The purchase price, net of the existing loan expected to be assumed by us, together with closing costs, will be paid from net proceeds of our current public offering. We expect to pay our advisor an investment services fee of approximately $786,250 at the time of the closing of the acquisition.

In connection with this pending acquisition, we funded an escrowed earnest money deposit of $250,000, which became non-refundable upon the expiration of the due diligence period on July 18, 2012, at which time we funded an additional $250,000 non-refundable deposit. The total deposit, plus any additional deposit, will be applied toward the purchase price at the closing of the acquisition. The closing of the acquisition is subject to the mortgagee’s consent to our assumption of the existing loan, and certain other non-contractual contingencies and there is no assurance that such contingencies will be met. If the contingencies are satisfied, we expect that closing of the acquisition will occur in August, subject to our right to extend the closing for an additional 30 days upon payment of an additional non-refundable earnest money deposit of $250,000.

The lease with Samsonite has over five years remaining on an initial 10-year term, expiring in February 2018. The tenant has two five-year extension options at fair market value rent, but not less than the then expiring rent of the initial or renewal terms. The current annual rent is approximately $3.5 million. During the remaining term of the lease, there are fixed rental escalations of 12.6% in March 2014 and 6.7% in March 2017. The landlord’s expenses for common area maintenance are reimbursed by the tenant and the tenant pays real estate taxes, insurance and utilities directly. Under the lease terms, the landlord is responsible for structure replacement costs, including foundation, floor slab, exterior walls, structure columns and roof.

Management of our advisor currently has no plans for material renovations or other capital improvements at this property. Real estate taxes for the year ended December 31, 2011 were $421,152, calculated by multiplying the property assessed value by the applicable tax millage rates ranging from .00345 to 1.00353 per $100 of assessed value by the applicable taxing authorities. We will calculate the estimated depreciable basis in the Jacksonville Property in connection with the closing of the acquisition. Generally, we calculate depreciation expense for federal income tax purposes by using the straight line method and we depreciate buildings and land improvements based on estimated useful lives of 40 years and 20 years, respectively.

Management - Directors and Executive Officers

The following table supersedes and replaces in full the table on page 107 under the “MANAGEMENT” section of the prospectus:

We have provided below certain information about our executive officers and directors.

Name	Age*	Position(s)

James M. Seneff, Jr.	65	Chairman of the Board and Director
Matthew S. Banks	50	Director
Douglas N. Benham	55	Independent Director
James P. Dietz	47	Independent Director
Stephen J. LaMontagne	50	Independent Director
Robert A. Bourne	64	Chief Executive Officer
Andrew A. Hyltin	52	President
Steven D. Shackelford	48	Chief Financial Officer
Ixchell C. Duarte	45	Senior Vice President and Chief Accounting Officer
Holly J. Greer	40	Senior Vice President, General Counsel and Secretary

*As of January 1, 2012

The following biographical information for Ms. Ixchell C. Duarte is added to the “MANAGEMENT” section of the prospectus beginning on page 107:

Ixchell C. Duarte. Senior Vice President and Chief Accounting Officer. Ms. Duarte was appointed as a senior vice president and chief accounting officer on June 20, 2012 by the Company’s board of directors. Effective June 19, 2012, Ms. Duarte also serves as a senior vice president and chief accounting officer of Global Growth Trust, Inc., a public non-traded REIT. Ms. Duarte has also served as a senior vice president and chief accounting officer of CNL Healthcare Trust, Inc., a public, non-traded company that intends to qualify as a REIT, since March 2012, and was previously a vice president with CNL Healthcare Trust, Inc. from February 2012 to March 2012. Ms. Duarte has also served as senior vice president and chief accounting officer since March 2012 of CNL Lifestyle Properties, Inc., a public, non-traded REIT, and was previously its vice president from February 2012 to March 2012. Ms. Duarte served as controller at GE Capital, Franchise Finance, from February 2007 through January 2012 as a result of GE Capital’s acquisition of Trustreet Properties, Inc., a publicly traded REIT. Prior to that, Ms. Duarte served as senior vice president and chief accounting officer of Trustreet Properties, Inc. and served as senior vice president and controller of its predecessor CNL companies (2002 to February 2007). Ms. Duarte also served as senior vice president, chief financial officer, secretary and treasurer of CNL Restaurant Investments, Inc. (2000 to 2002) and as a director of accounting and then vice president and controller of CNL Fund Advisors, Inc. and other CNL Financial Group, Inc. affiliates (1995 to 2000). Prior to that, Ms. Duarte served as an audit senior and then as audit manager in the Orlando, Florida office of PricewaterhouseCoopers where she serviced several CNL entities (1990 to 1995), and as audit staff in the New York office of KPMG (1988 to 1990). Ms. Duarte is a certified public accountant. She received a B.S. in accounting from the Wharton School of the University of Pennsylvania.

The following supersedes and replaces in its entirety the biographical information for Messrs. Benham and Dietz beginning on page 108 under the “MANAGEMENT” section of the prospectus:

Douglas N. Benham. Independent Director. Mr. Benham has served as an Independent Director since November 2009. Since April 2006, Mr. Benham has been the president and chief executive officer of DNB Advisors, LLC, a restaurant industry consulting firm. From January 2004 until April 2006, Mr. Benham served as president and chief executive officer of Arby’s Restaurant Group, a quick service restaurant company and subsidiary of Triarc Company (NYSE: TRY). From August 2003 until January 2004, Mr. Benham was president and chief executive officer of DNB Advisors, LLC. From January 1989 until August 2003, Mr. Benham served as chief financial officer, and from 1997 until 2003 also served as a member of the board of directors of RTM Restaurant Group, Inc., an Arby’s franchisee, that was later acquired by Triarc Company in July 2005. Prior to January 1989, Mr. Benham held various positions including at Deloitte & Touche, Bell Atlantic Corp., and Cox Enterprises. Mr. Benham served as a director of the restaurant operator O’Charley’s Inc. (NASDAQ:CHUX) from March 2008 to May 2012. In August 2009, Mr. Benham joined the board of directors of drive-thru restaurant chain operator Sonic Corp. (NASDAQ:SONC). In January 2012, he joined the board of directors of the restaurant chain operator Quiznos, and in May 2012, he joined the board of directors of American Residential Properties, Inc., a fully integrated and internally managed real estate investment company which acquires, renovates, leases and manages single-family properties in select communities in the Southwestern and Southeastern U.S. Mr. Benham earned a B.A. in accounting from the University of West Florida in 1978.

James P. Dietz. Independent Director. Mr. Dietz has served as an Independent Director since November 2009. Mr. Dietz was appointed president and chief executive officer of NanoScale Corporation, effective May 7, 2012. NanoScale develops, manufactures, and sells nano-crystalline metal oxides and other materials with wide-ranging applications to private, commercial and government customers. Prior to joining NanoScale, Mr. Dietz served as chief financial officer from July 2011, and served as vice president of finance and accounting from May 2010 to July 2011 for Parabel, Inc. (formerly known as PetroAlgae Inc.) (OTCQB:PALG), a provider of technology and solutions that utilize biomass derived from micro-crops to address the global demand for new economical sources of feed, food and fuel. From May 2009 through April 2010, Mr. Dietz served as chief financial officer of U.S. Capital Holdings, LLC, an international private equity investor and developer, whose parent company is Tangshan Ganglu Iron & Steel Co., Ltd., a Chinese industrial company. From May 2008 until May 2009, Mr. Dietz served as vice president – finance and business development for PACT, LLC, a real estate development company, and from January 2008 until April 2008, Mr. Dietz was chief financial officer of American Leisure Group, a real estate investor and timeshare developer. From 1995 until December 2007, Mr. Dietz was with residential community developer WCI Communities, Inc. (NYSE: WCI), and various predecessor firms, as its chief financial officer. In August 2007, shareholders at WCI approved a new composition for WCI’s board of directors which had been submitted to them for vote at their annual meeting pursuant to an agreement between WCI and affiliates of Carl Icahn that resulted from a proxy contest. Mr. Dietz resigned as WCI’s chief financial officer in December 2007. WCI filed a voluntary petition under Chapter 11 of the federal bankruptcy laws on August 4, 2008, from which it emerged on August 31, 2009. From 1993 to 1995, Mr Dietz managed asset-backed financing originations for GTE Leasing Corporation (a subsidiary of GTE, a predecessor to Verizon Communications). He began his professional career in December 1986 joining Arthur Andersen & Co where he advanced to manager, providing audit and financial consulting services to clients in the construction, real estate, healthcare and legal industries. Mr. Dietz earned a B.A. in accounting and economics from the University of South Florida in 1986. Mr. Dietz is a certified public accountant.

Statement Regarding Forward Looking Information

Certain statements in this document may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Global Income Trust, Inc. (herein also referred to as the “Company”) intends that all such forward-looking statements be covered by the safe-harbor provisions for forward-looking statements of Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable.

All statements, other than statements that relate solely to historical facts, including, among others, statements regarding the Company’s future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should,” “continues,” “pro forma” or similar expressions. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to, the factors detailed in our Annual Report on Form 10-K for the year ended December 31, 2011, our prospectus dated April 27, 2012, and other documents filed from time to time with the Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to: the global impact of the current credit crisis in the U.S. and Europe; changes in general economic conditions in the U.S. or globally (including financial market fluctuations); risks associated with our investment strategy; risks associated with the real estate markets in which the Company invests; risks of doing business internationally and global expansion, including unfamiliarity with new markets and currency risks; risks associated with the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with its debt covenants; the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; competition for properties and/or tenants in the markets in which the Company engages in business; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the Company’s ability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to development projects or acquired property value-add conversions, if applicable (including construction delays, cost overruns, the Company’s inability to obtain necessary permits and/or public opposition to these activities); defaults on or non-renewal of leases by tenants; failure to lease properties at all or on favorable terms; unknown liabilities in connection with acquired properties or liabilities caused by property managers or operators; the Company’s failure to successfully manage growth or integrate acquired properties and operations; material adverse actions or omissions by any joint venture partners; increases in operating costs and other expense items and costs, uninsured losses or losses in excess of the Company’s insurance coverage; the impact of outstanding or potential litigation; risks associated with the Company’s tax structuring; the Company’s failure to qualify and maintain its status as a real estate investment trust and the Company’s ability to protect its intellectual property and the value of its brand.

Management believes these forward-looking statements are reasonable; however, such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and the Company may not be able to realize them. Investors are cautioned not to place undue reliance on any forward-looking statements which are based on current expectations. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless otherwise required by law.